July 14, 2010

Marcia DeVries
Institutional Investor Trust
201 Center Road, Suite Two
Venice, FL 34285

Re: Institutional Investor Trust
        File Nos. 333-167495 & 811-22429

Dear Ms. DeVries:

        We have reviewed the registration statement on Form N-1A filed on behalf of
Institutional Investor Trust ("Fund") on June 14, 2010. We have the following
comments.

Prospectus

Cover Page

1.   On the cover page, please include the exchange ticker symbol of the Fund's
shares and the date of the prospectus. See Item 1(a) of Form N-1A. While Item 1 does
allow a short description (one sentence) of the Fund, only information required by Item 1
should appear on the cover page. Please revise the cover page accordingly. We also note
that we encountered some pagination problems when attempting to print out the cover
page.

Investment Objective

2.   Items 2 through 8 of Form N-1A may not include disclosure other than that
required or permitted by those Items. See General Instruction C.3(b). The Investment
Objective section states, "The Fund seeks to accomplish this by maximizing
shareholder's total returns by investing in Exchange Traded Funds (ETFs) representing
the nine sectors of the S&P500 and a one- to three-month Treasury ETF. The Fund
employs a proprietary model to select ETFs for purchase or sale based on performance
within the nine sectors." Please delete or move such information because it is not
required by Item 2.

Fees and Expenses

3.   Please revise the headings in your fee table so it conforms with Item 3 of Form

N-1A.

4.   Disclose in a footnote to the table that "Other Expenses" are based on estimated amounts for the current fiscal year. <u>See</u> Item 3 of Form N-1A.

5.   Since the Fund intends to invests in shares of one or more acquired funds (which includes ETFs), please add a subcaption to the "Annual Fund Operating Expenses" portion of the table directly above the subcaption titled "Total Annual Fund Operating Expenses." Title the additional subcaption: "Acquired Fund Fees and Expenses." A new fund should base the acquired fund fees and expenses on assumptions as to the specific acquired funds in which the new fund expects to invest. Disclose in a footnote to the table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. <u>See</u> Item 3 of Form N-1A.

6.   Since the Fund is a new fund, please complete only the 1- and 3-year period portions of the Example. <u>See</u> Item 3 of Form N-1A.

7.   Please confirm to the staff that the amount provided for the Total Annual Fund Operating Expenses line is a good faith estimate and before any waivers and reimbursements.

8.   The example states, "Expenses shown in these examples do not represent actual past or future expenses. Actual expenses may be more or less than those shown. The assumed 5% return is hypothetical, and is not a representation or prediction of past or future returns, which may be more or less than 5%." Because such information is not required or permitted by Item 3, please remove such disclosure from this section.

Investor Profile and Restrictions

9.   Funds must disclose the information required by Items 2 through 8 in numerical order at the front of the prospectus. Therefore, please remove this section. You may add a sentence to the Purchase and Sale of Fund shares section regarding such investor restrictions.

Principal Investment Strategies

10.   Please provide further information on the strategies including the flexibility to invest in any combination of the nine sector ETFs, the 25% limits discussed hereinafter, and the list of the nine sectors.

11.   The prospectus states, "The Fund makes investments in proportions designed to meet its investment objectives while maintaining <u>some balance</u> within equities and short term treasuries." (Emphasis added.) Please disclose if there is a minimum percentage that will be invested indirectly in treasuries. (Does the Fund have the flexibility to invest in any combination of the nine sector ETFs, a combination of the sector ETFs and the Treasuries ETF, or 100% in the Treasuries ETF?)

Principal Investment Risks

12.   Please consider whether ETFs risks or industry sector risks are principal risks of the Fund.

Performance

13.   The prospectus states, "The Fund's Annual Report, when published, will contain management's discussion of Fund performance. You may request a free copy of the Prospectus and Annual Report by calling or writing the Fund using the contact information on the cover page of this Prospectus." Because such information is not required or permitted by Item 4 of Form N-1A, please remove such disclosure from this section.

Management

14.   Because the addresses and phone numbers are not required or permitted by Item 5 of Form N-1A, please remove such disclosure from this section.

15.   In connection with the portfolio manager, please only provide the information required by Item 5(b) of Form N-1A. In addition, please confirm to the staff that Mr. Caldwell is primarily responsible for the day-to-day management of the Fund's portfolio.

Sale of Fund Shares

16.   Briefly identify the procedures for redeeming shares (e.g., on any business day by written request, telephone, or wire transfer).

17.   The prospectus states, "The price paid to you will be the NAV per share next determined after the Fund receives your redemption request.... Share redemptions, whether voluntary or involuntary, may result in realizing a taxable capital gain or loss." Because such information is not required or permitted by Item 6 of Form N-1A, please move such information. See Item 11 on shareholder information.

Tax Information

18.   The prospectus states, "The Fund intends to distribute tax-exempt income and will declare and pay dividends and capital gains, if any, at least annually." (Emphasis added.) Please further clarify whether the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income.

19.   The prospectus states, "The Trust intends to remain a qualified "regulated investment company" under Sub-Chapter M of the Internal Revenue Code and qualify for the special tax treatment available by adhering to strict, self-imposed restrictions.... Early each calendar year, the Fund will provide the information required to correctly report the

amount and type of dividends and distributions on tax returns." Because such information is not required or permitted by Item 7, please move such information. See Item 11(f) on shareholder information.

20.   Please confirm to the staff that Item 8 of Form N-1A regarding financial intermediary compensation is not applicable to the Fund.

Investment Objectives

21.   If applicable, please state that the investment objective may be changed without shareholder approval. See Item 9(a) of Form N-1A.

Disclosure of Portfolio Holdings

22.   The prospectus states, "When this information is available, you may request a free copy by calling or writing the Fund using the contact information provided on the cover page of this Prospectus." Please insert "back" before the word "cover."

Investment Adviser

23.   The prospectus states, "Under terms of the advisory agreement, total expenses of the Fund have been voluntarily limited to no more than 1% of Fund net assets in any one year. If actual expenses ever exceed that limitation, the Adviser will reimburse the Fund for such excess expenses and fully disclose to Fund shareholders in financial statements in accordance with generally accepted accounting practices." Please note that gross figures must appear in the fee table. Please clarify the disclosure to indicate whether the adviser may terminate the waiver (without terminating the contract) and the term of such waiver and whether acquired fund expenses or any other Fund expenses are excluded from the cap. If such waiver is part of the advisory contract, please explain to the staff why it is deemed voluntary.

24.   Please provide the information required by Item 10(a)(2).

Pricing of Fund Shares

25.   The prospectus states, the Fund closes on the day after Thanksgiving. In a letter to the staff, please explain how this complies with Rule 22c-1.b.1.iii. of the 1940 Act.

26.   The prospectus states, "Using fair value pricing could result in a slightly inaccurate, although as accurate as can be obtained, price for an individual security, being used in a Fund's NAV calculation." Please further discuss the subjective nature of fair value pricing. For example, fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Purchasing Shares

27.   The prospectus states, "On the business day the Fund receives your wired funds, the Fund purchases shares for your account at the NAV per share as <u>calculated that same day.</u>" (Emphasis added.) Please clarify that the investor will receive the next determined NAV.

28.   The Fund requires a $500,000.00 minimum purchase to open an account. The prospectus states, "To accommodate IRA investments and IRA rollovers, which are often odd amounts, the Fund allows all IRA participants to invest or rollover such IRA monies in Fund shares <u>in any amount that is eligible or allowed under current Internal Revenue Service rules.</u>" In a letter to the staff, please confirm that an IRA account may be opened for a nominal amount.

Frequent Purchases and Sales

29.   Please further describe the risks, if any, that frequent purchases and redemptions of Fund shares by Fund shareholders may present for other shareholders of the Fund. <u>See</u> Item 11(e)(1) of Form N-1A. Also, please further describe, with specificity, any policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares.   <u>See</u> Item 11(e)(4)(iii) of Form N-1A.

Shareholder Reports

30.   Please further describe the tax consequences of investing in the Fund. <u>See</u> Item 11(f) of Form N-1A.

Auditor

31.   Please confirm the Fund will file a consent from the Auditor before going effective.

Back cover page

32.   Please note that the Public Reference Room zip code is 20549-1520. Also, please move the Fund's Investment Company Act file number to the bottom of the page and ensure it appears in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). <u>See</u> Item 1(b)(4) of Form N-1A.

<u>**Statement of Additional Information ("SAI")**</u>

Front Cover Page

33.   Please include the exchange ticker symbol of the Fund's securities on the front cover page. <u>See</u> Item 14(a)(2) of Form N-1A.

Portfolio Holdings Disclosure

34.   Please further clarify the portfolio holdings disclosure by providing the information required by Item 16(f)(1) (vii).

Management of the Trust

35.   Please update the number of Portfolios in Fund Complex overseen by Trustee.

36.   Please provide the information required by Item 20 of Form n-1A.

Compensation And Related Party Transaction

37.   Please revise the disclosure to provide the chart required by Item 17(c)(1) of Form N-1A.

38.   Please provide the information required by Item 17(b) regarding the Leadership Structure of the Board of Directors.

Services Provided by Adviser and Fund Expenses Paid

39.   Please note the comments above regarding disclosure on the 1% limitation.

Custodian

40.   We note that the custodian and the adviser are both wholly-owned subsidiaries of Trust Companies of America, Inc. Please confirm that the custodian, Caldwell Trust Company, is eligible to serve as a custodian to the Fund under the 1940 Act including Section 17 and Rule 17f-2.

Purchases

41.   The SAI states, "The Trust requires a minimum purchase of $100,000...." However, the prospectus stated the minimum was $500,000. Please revise the disclosure accordingly.

Redemption of Shares

42.   The SAI states, "The Trust makes redemptions at the next NAV calculation after it receives and accepts the redemption request." Please delete "and accepts" and add "in good order."

43.   The SAI states, "A minimum balance of $50,000 must be maintained...." However, the prospectus stated the minimum was $250,000. Please revise the disclosure accordingly.

Financial Information

44.   Please explain to the staff whether the Fund intends to provide a statement of assets and liabilities.

Part C

Item 30

45.   Please state the general effect of any contract, arrangement or statute under which any director, officer, underwriter or affiliated person of the Fund is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection.

Item 35

46.   If applicable, please provide the undertaking required by Item 35.

General

47.   In future filings, please include a cover letter with contact information.

48.   If the fund intends to use a summary prospectus, please provide to the staff a copy of the legend the fund intends to use on the cover of such summary prospectus.

49.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

50.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

51.   Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

52.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel